EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Conversion of the Company’s Loans to DBS into Capital

Further to the Company’s immediate report of September 18, 2016 (Ref. No. 2016-01-124486) regarding the execution of an assessment agreement and a taxation decision with the Income Tax Authority in connection with financing income, shareholder loans, the losses and merger of D.B.S. Satellite Services (1998) Ltd. (“DBS”), whereby all of DBS’s shareholdings and rights would be deemed to be equity and would be recorded as equity in DBS’s books (see section 3 of the aforementioned immediate report), the Company hereby provides notification that on September 27, 2016, the Company’s Board of Directors and DBS’s Board of Directors approved the conversion of the shareholder loans registered in the Company’s name in DBS’s books (including the shareholder loans purchased from Eurocom D.B.S. Ltd.) which were provided until June 23, 2015, the balance of which, including principal and interest accrued as of September 27, 2016, amounts to NIS 5,319,400,436, into capital which will be registered in DBS’s accounting books as a premium on shares.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.